Mail Stop 4-6

      	December 3, 2004

Mr. Kevan Casey
Chief Executive Officer
eLinear, Inc.
2901 West Sam Houston Parkway
Suite E-300
Houston, TX 77043

	RE:	eLinear, Inc.
		Registration Statement on Form SB-2
		Filed November 5, 2004
		Amendment No. 1 to Form SB-2
		Filed November 29, 2004
		File No. 333-120265

Dear Mr. Casey:

	This is to advise you that we have limited our review of the above registration statement to matters addressed below. Based on this limited review, we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Regarding the TanSeco acquisition, we note that no Form 8-K was filed to report this acquisition. Please provide us your analysis of the significance of this acquisition under Item 310 of Regulation S-
B. You should note that if the acquisition is material (i.e., in excess of the 50% level), financial statements would be required to be filed before effectiveness of the Form SB-2. Be advised that Telephone Interpretation S.21 of the July 1997 CF Manual of Publicly
Available Telephone Interpretations indicates that the offerings, including secondary offerings, that may proceed without financial statements of the acquired business, as used in Instruction 1 to Item
7 of Form 8-K, refers to offerings pursuant to effective registration statements but does not refer to making registration statements effective. As you may note, the same language that was used in Instruction 1 to Item 7 of Form 8-K is set forth in the Instruction to new Item 9 to 8-K.
2. Please advise us of the extent and materiality of your past and current relationship, if any, with: 1) Seaside Investment Trust PLC;
2) DSC Holdings, LLC; and 3) NJA Holdings LLC.

Selling Stockholders, page 29
3. Item 7 of Form SB-2 requires disclosure of material relationships between the selling security holders and the registrant within the past three years. A description of how these selling stockholders acquired their shares constitutes a material relationship that must be described within your Form SB-2. Therefore, please revise your selling stockholder section to describe how Nine Six Four Four Three
Four Ontario, Inc. acquired their shares. We note the Recent Developments disclosure addressing of how Laurus acquired their shares. See Item 507 of Regulation S-B.
4. Disclose whether either of the selling shareholders are affiliates of broker-dealers. If such a relationship exists, disclose whether the broker-dealer affiliate acquired their shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person to distribute the shares. Additionally, explain the nature of the affiliation.

Exhibits
5. We are unable to locate the October 2004 documents relating to the
amended revolving credit facility with Laurus Master Fund, Ltd. as well as the seven-year warrants recently issued to Laurus to purchase
440,000 shares.   Please advise.

*    *    *    *

      No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Direct questions to Robert Bell, Staff Attorney, at (202)
942-
1953, or me at (202) 942-1800.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services


cc:	Thomas C. Prichard
	Brewer & Pritchard, P.C.
	Fax (713) 659-5302
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Mr. Kevan Casey
eLinear, Inc.
Form SB-2; File No. 333-120265
December 3, 2004
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